April 14, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Abby Adams
Celeste Murphy
Kevin Vaughn
Li Xiao

Re:	Polyrizon Ltd.
Draft Registration Statement on Form F-1
Submitted February 22, 2022
CIK No. 0001893645

Dear Ms. Adams:

On behalf of Polyrizon Ltd. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated March 10, 2022, relating to the above referenced Draft Registration Statement on Form F-1 (CIK No. 0001893645) submitted by the Company on February 22, 2022 (the “Draft Registration Statement”).

Concurrent with the submission of this letter, the Company is filing via EDGAR Amendment No. 2 to the Draft Registration Statement (“Amendment No. 2”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For your convenience, the Company is also delivering via email a copy of this letter and Amendment No. 2 marked to indicate changes from the Draft Registration Statement.

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in Amendment No. 2.

Tomer Izraeli
Polyrizon Ltd.
April 14, 2022

Revised Draft Registration Statement on Form F-1 submitted February 22, 2022

Prospectus Summary

Overview, page 1

1.	We note your response to comment 2. As you have identified your potential products only as seeking approval as medical devices, revise the first sentence of the summary and throughout your prospectus to clarify you are a medical device company, not a "preclinical stage company" and avoid use of terms such as "preventative treatment," "treatment" and "prevention" that imply the gel is a drug, which the FDA defines as “a substance intended for use in the diagnosis, cure, mitigation, treatment, or prevention of disease.” Use terms that convey your potential product, if true, as a physical barrier or shield and is drug-free. For your T&T device, clarify that it is designed to deploy or convey approved drugs developed by other companies. Provide examples of the types of ingredients in your potential product that are generally recognized as safe ("GRAS").

Response: The Company respectfully advises the Staff that it believes that the Company is both a medical device company and a development stage biotechnology company pursuing FDA approval of a combination drug/device product.

As described in greater detail in the “Our Products” section of Amendment No. 2 beginning on page 74, the Company’s leading technologies are the C&C and T&T platforms. The C&C technology provides a barrier against a wide range of allergen particulates and viruses. The Company expects that its PL-14 C&C platform medical device product candidate (for allergy symptom alleviation) to be regulated as a Class II medical device by the FDA under its 510(k) pathway. We expect our PL-15 and PL-16 C&C platform medical device product candidates (to reduce the risk of nasal infections caused by COVID-19 and influenza, respectively) to be regulated as a Class II medical device under a De Novo Classification request. We intend to conduct a pre-submission meeting with FDA's Center for Devices and Radiological Health, or CRDH, to confirm the potential for this regulatory path.

When contrasted to our C&C product candidates, the gel in the T&T products is formulated differently so that its role in the T&T product candidates will be to provide for sustained release of the API. The content of the gel (quantity and quality) in the T&T products are not necessarily equivalent to the content of C&C products, and therefore enable different functions: physical barrier for the C&C products and API sustained release for the T&T products. It is through these differences that we rationalize the different regulatory treatment of the two product platforms.

Nevertheless, in response to the Staff’s comment, the Company has revised the description of the Company to state that it is a “development stage biotech company.”

In addition, we have provided examples of the types of ingredients in our potential product that are GRAS on pages 1 and 74 of Amendment No. 2.

Tomer Izraeli
Polyrizon Ltd.
April 14, 2022

2.	We note the revised disclosure in response to comment 3. To the extent you believe your products are medical devices, please revise the prospectus to eliminate references to "product candidates" and language implying you are developing what could be commercialized in the future as a drug, and replace that language with "medical device," and otherwise revise your disclosure accordingly. Revise the summary to briefly describe the medical device pathway to FDA approval. In doing so, when discussing your timeline, quantifying any timeframes to the extent practicable.

Response: As mentioned in the Company’s response to Comment No. 1 above, the Company is both a medical device company and a preclinical stage biotech company pursuing FDA approval of a combination drug/device product. Accordingly, the Company respectfully advises the Staff that it believes the term “product candidates” is appropriate in reference to the Company’s products in development. Nevertheless, in response to the Staff’s comment, the Company has revised its disclosure on pages 1 and 74 of Amendment No. 2 to initially refer to its C&C platform candidates as “C&C platform medical device product candidates.” In addition, the Company has revised its disclosure on pages 1 and 74 to describe the medical device pathway under 510(k) for FDA approval, and discussed a timeline of this process.

Summary Risk Factors, page 2

3.	Revise the summary risk factor disclosing the risk that you may be a passive foreign investment company ("PFIC") to briefly describe the potential negative U.S. federal tax consequences and provide a cross-reference to the more detailed risk factor and material federal tax consequences disclosure. Also, clarify the risk to investors who purchase in this offering. For example, disclose whether it is more likely than not that you will be a PFIC this year. Finally, briefly disclose the implications for shareholders of being a PFIC.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 6 of Amendment No. 2 to briefly describe the potential negative U.S. federal tax consequences of being a PFIC. In addition, the Company has clarified on pages 56 and 142 of Amendment No. 2 that it believes that it was likely a PFIC in 2021, and may likely be a PFIC in the current or any subsequent taxable year.

Risk Factors

Risks Related to this Offering and Ownership of Our Securities, page 12

4.	We note your revised disclosure on page 131 in response to comment 16. We note that your forum selection provision identifies the "competent courts of Tel Aviv, Israel" as the sole and exclusive forum for certain litigation, including any “derivative action," and that "unless you consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting any cause of action under the Securities Act." You also state that "[t]his provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or to any other claim for which the U.S. federal courts have exclusive jurisdiction." Please further clarify what will be the applicable jurisdiction for Exchange Act claims, as it currently appears that Exchange Act claims would need to be enforced in Israel. In that regard, we note that Section 27 of the Exchange Act creates exclusive U.S. federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for U.S. federal and U.S. state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Regarding the U.S. federal forum provision currently described in your prospectus on page 131, please also revise the prospectus provide a risk factor that clearly and prominently describes the provision, including the relevant forums for litigation and any subject matter jurisdiction carve outs, that clearly describes any risks or other impacts to investors, including increased costs to bring a claim, that the provisions may discourage investors from bringing claims or limit investors' ability to bring a claim in a judicial forum that they find favorable, that for claims brought in the U.S. under the federal forum provision, there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 132 of Amendment No. 2 to clarify that U.S. federal courts have exclusive jurisdiction over claims brought under the Exchange Act. In addition, the Company has added a risk factor on page 58 of Amendment No. 2 to describe the risks associated with the exclusive forum provision.

Tomer Izraeli
Polyrizon Ltd.
April 14, 2022

Business

Overview, page 74

5.	We reissue comment 10. We note the revised disclosure of your beliefs regarding the 510(c) and potential de novo pathway for your products through the FDA approval process. Provide us support for your reasonable belief that these pathways, and your timelines, are feasible. Tell us whether you have had any contact with the FDA to address these proposed pathways.

Response: The Company hereby advises the Staff that its regulatory strategy regarding our conclusion about 510(k) and 510(k) de novo paths for the C&C product candidates was developed by the Company together with its regulatory advisors.

The FDA’s medical device approval process under 510(k), which is explained in greater detail on page 74 of Amendment No. 2, lays out the regulatory paths for approval for our three C&C platform product candidates. For our PL-14 platform product candidate, the Company pursued the pathway of finding an FDA-approved device that has “substantial equivalency” to its own product. This approval process entails performing a medical device analysis of the product candidate, which involves analyzing the product candidate’s description, potential accessories and proposed use, for the purpose of finding a predicate device that has already been approved by the FDA. Through this review, the Company found several possible predicate devices to compare its PL-14 product candidate to.

With regard to its PL-15 and PL-16 product candidates, upon a review similar to the one performed for its PL-14 product candidate, the Company found that there were no valid predicate devices in the FDA’s database matching their intended uses. Because of this, the Company will pursue a de novo pathway, which involves proving that the product candidates don’t present a substantial risk to the patient. In order to assess the likelihood of approval under a de novo pathway, the Company intends to schedule a pre-submission meeting with the FDA.

The Company hereby advises the Staff that it has not yet contacted the FDA to discuss these regulatory pathways.

6.	We note your response to comment 11. To the extent your products are not seeking approval to be marketed as drugs, eliminate the current graphic, which has the appearance of a drug product candidate pipeline table.

Response: In response to the Staff’s comment, the Company has revised the aforementioned graphic to clarify that it is an “FDA Clearance Roadmap” for its C&C product candidate. The purpose of the graphic is to map out the timeline for when it will be cleared as a medical device by the FDA.

7.	We reissue comment 12, to the extent you have not identified the number of studies or the p values for each of the charts provided. Also clarify if the charts represent one study or an average of studies. Finally, revise to clarify how the focus on the reduction of inflammation after treatment with your compound shows that the barrier/blocking purpose of your potential product is working, as opposed to a chemical action within the cell. That is, clarify how the study is designed to support the potential product as a medical device rather than a drug product candidate.

Response: In response to the Staff’s comment, the Company has revised the graphics on pages 79-80 of Amendment No. 2 to provide the p values for each of the charts provided, and also clarified that each chart represented one unique study. The Company also clarified that the polymers in its C&C platform product candidates are exceedingly big to actually penetrate the cells, and will only lay over the cells surface and therefore will not cause a chemical action within the cell. Because the polymers do not react or interact with the cells and only cover the cells surface, the studies can support our C&C platform product candidates as medical devices.

8.	We reissue comment 13 to the extent you have not removed the references to safety and effectiveness from the prospectus. In the business section, you may present objective data resulting from testing without drawing conclusions regarding safety and efficacy.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 2, 82 and 90 to remove remaining references to safety and effectiveness from its prospectus.

Please contact me at +1 312.372.2000 if you have any questions or require any additional information in connection with this letter or the Company’s submission of its draft Registration Statement on Form F-1.

Sincerely,

/s/ David Huberman

cc: Tomer Izraeli, Chief Executive Officer